Exhibit 10(x)

November 26, 2012

Lana Hillebrand
202 Matthew Way
Murphy, TX 75094-3758

Dear Lana,

I am excited to be able to offer you the opportunity to join AEP as SVP & Chief Administrative Officer.  This offer letter provides a written summary of the job, compensation and benefits for this position, which will report directly to me.  This offer is subject to the approval of the Human Resources Committee of the Board at its November 20, 2012 meeting.  It is also contingent upon a satisfactory pre-placement health evaluation, a satisfactory background check and production of appropriate identification and employment eligibility documents.

Your salary for this position will be $470,000 and will be reviewed annually and your start date will be Monday December 17, 2012 or such other date to which we might mutually agree.  As we discussed, generally you will be expected to work three days a week in Columbus and from your home the rest of the week, although you will be expected to work more days in Columbus on some weeks and less on others, depending on the needs of the business.

In order to offset the loss of near-term compensation from your current employer that you will forfeit if you come to work for AEP, AEP will pay $464,000 to you in 2012 following the start of your employment.  This amount consists of $204,000 to offset the loss of your eligibility for a 2012 bonus and $260,000 to offset the loss of performance units that would otherwise vest in the next few months.

AEP’s incentive programs are reviewed periodically and modified from time to time at the discretion of senior AEP management and the HR Committee of the Board.  The current annual incentive target opportunity for this position will be 60% of base earnings for the year, with a two times target maximum.  Since your employment starting date is in the last month of the year, your first year of participation in an annual incentive plan will be 2013.

Your current long-term incentive opportunity, as reflected in the February 2013 award cycle, will have an annual target grant date fair value of $832,000.  This long-term incentive opportunity comes with a 29,900 share stock ownership requirement.  You will have 5 years from February 2013 to meet this requirement.  All performance units earned will be mandatorily deferred into AEP career shares to the extent needed to satisfy this stock ownership requirement.

AEP currently expects to award 70% of the grant date value of its long-term incentive awards in the form of performance units with three-year goals tied to AEP’s earning per share relative to a board approved target and total shareholder return relative to other large electric and diversified utilities.  AEP currently expects to award the remaining 30% of this value in the form of restricted stock units (RSUs), which vest in approximately equal thirds, subject to continuous AEP employment, on the May 1st following the first, second and third anniversary of the grant date.  The number of long-term incentive awards granted to you and the ultimate value of these awards, if any, are based on many factors, including your individual performance, AEP’s performance and AEP’s share price.

In addition, you will be granted $310,000 in additional RSUs as part of the first quarter 2013 award cycle to offset the loss of a similar value of stock units from your current employer that you would forfeit by accepting this offer.  These RSUs will also vest, subject to your continuous AEP employment, in approximately equal thirds on the May 1st following the first, second and third anniversary of the grant date.

In the event that (A) your employment with AEP is Terminated1 either (i) within the first year of your employment by AEP without Cause2 or (ii) by you because your duties are changed to require you to work in Columbus, Ohio more than three days a week on a regular basis without your consent3 and (B) such termination is not a Qualifying Termination as defined in Restricted Stock Unit Award Agreement provided to you pursuant to this offer letter, then AEP would provide a lump-sum severance benefit to you equal to your then current annual salary and target annual incentive opportunity.  Such payment would be conditioned upon your agreement to release AEP from any and all claims involving your employment with or termination from AEP, including claims of any other severance payments and benefits to which you might otherwise be entitled, and to do so within the period specified therein, but in no event later than sixty (60) days after the Termination, in the form established by AEP.  If applicable, the severance payment would be made no later than the 15th day of the third month of the Taxable Year following the Taxable Year of your Termination.4

You will be provided with the Change In Control Agreement that will be used for other senior AEP executives for 2013.  This agreement will provide a multiple of 2.0 times your then current salary and target bonus, as well as other benefits, in the event of a Change In Control as defined therein.  As a new participant you will not be considered to be a Grandfathered Executive entitled to the tax-gross-up provisions under this agreement.

Beginning January 2nd, you will be eligible for up to six months of temporary living expenses, including reimbursement for reasonable housing accommodations, airfare, rental car and other travel expenses.  After this period you will be responsible for all commuting and living expenses.

Beginning in 2013 you will receive five weeks of paid time-off in addition to company holidays.  This will consist of 22 days of paid vacation and three personal days.  As we discussed, you will be provided with sufficient vacation and other paid time-off in 2012 to allow you to be away from work from Monday December 24 through year-end.

In addition you will be eligible to participate in AEP’s comprehensive health and welfare benefit program, qualified and non-qualified retirement savings plans, qualified and non-qualified cash balance pension plans, executive financial counseling and tax preparation services and other AEP benefit programs, as amended from time to time.  Under the terms of the plans as currently in effect, your age and years of service would provide the maximum 8.5% cash balance crediting rate under the terms of AEP’s current qualified and non-qualified pension plans for 2013; and you would become eligible for retiree medical benefits if you would remain employed with AEP through your age 55, since you have already met the 10 year service requirement.  Please contact Andy Carlin at (614) 716-3417 if you have any questions regarding your compensation or executive benefits.

The Immigration Reform and Control Act of 1986, requires employers to verify the identity and employment eligibility of all prospective employees.  Failure to produce employment eligibility documents as required will result in the withdrawal of the employment offer.  Therefore, if this offer is acceptable to you, please fax copies (each on a separate sheet) of your Driver’s License or Passport, Birth Certificate, Social Security Card, and Marriage Certificate (if applicable) to Andy Carlin’s confidential fax number at (614) 716-2406.

Lana, I look forward to your joining American Electric Power’s executive team and working with you again in the coming months.

Sincerely,

/s/ Nicholas K. Akins
Nicholas K. Akins
President & CEO

cc:           Andy Carlin

Definitions and Other Conditions

1“Termination” means termination of employment with AEP for any reason; provided that determinations as to the circumstances that will be considered a Termination shall be made in a manner consistent with written policies adopted by the Human Resources Committee of American Electric Power Company, Inc., from time to time to the extent such policies are consistent with the requirements imposed under Code 409A(a)(2)(A)(i).

2“Cause” means any one or more of the following grounds: (a) failure or refusal to perform your assigned duties and responsibilities in a competent or satisfactory manner as determined in good faith by AEP; (b) commission of an act of dishonesty, including, but not limited to, misappropriation of funds or any property of AEP; (c) engagement in activities or conduct injurious to the best interest or reputation of AEP as determined in good faith by AEP; (d) insubordination; (e) a violation of any of the terms and conditions of any written agreement or agreements you may from time to time have with AEP; (f) a violation of any of AEP’s rules of conduct of behavior, such as may be provided in AEP’s Principles of Business Conduct or any employee handbook or as AEP may promulgate from time to time; (g) commission of a crime which is a felony, a misdemeanor involving an act or moral turpitude, or a misdemeanor committed in connection with your employment with AEP which is injurious to the best interest or reputation of AEP as determined in good faith by AEP; or (h) disclosure, dissemination, or misappropriation of confidential, proprietary, and/or trade secret information.

3Your eligibility for a severance payment pursuant to clause (A)(ii) in the eighth paragraph of the offer letter, is conditioned upon (1) within ninety (90) days of the initial existence of that circumstance, you must give AEP written notice of that circumstance and (2) AEP must fail to remedy that circumstance within thirty (30) days after its receipt of your notice.  Your written notice to AEP must specify (I) the effective date for your proposed termination of employment (provided that such effective date may not precede the expiration of the period for AEP’s opportunity to remedy), (II) reasonable detail of the facts and circumstances claimed to provide the basis for termination, and (III) your belief that such facts and circumstance would establish your eligibility for a severance payment pursuant to clause (A)(ii) in the eighth paragraph of the offer letter.

4 For purposes of the offer letter, “Taxable Year” means your taxable year for federal income tax purposes.  If any period specified for timely satisfaction of conditions for you to become entitled to the severance payment ends in a Taxable Year that is different from the Taxable Year of your Termination, the payment will not be made to you until the Taxable Year in which that period ends.  In any event, as stated in the offer letter, the payment, if applicable, will be made no later than the 15th day of the third month of that later Taxable Year.